Exhibit 99.139

Consolidated Financial Statements of

NexTech AR Solutions Corp.

Seven months ended December 31, 2019 and Year ended May 31, 2019

(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of NexTech AR Solutions Corp.

Opinion

We have audited the consolidated financial statements of NexTech AR Solutions Corp. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2019 and May 31, 2019, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the seven months ended December 31, 2019 and the year ended May 31, 2019, and notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019 and May 31, 2019, and its financial performance and its cash flows for the seven months ended December 31, 2019 and the year ended May 31, 2019 in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 to the financial statements, which describes events or conditions that indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises the information included in Management’s Discussion and Analysis.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is David Goertz.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, BC
March 25, 2020

NexTech AR Solutions Corp.

Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	December 31, 2019	May 31, 2019
	$	$
ASSETS
Current assets
Cash	2,849,344	329,678
Receivables (Note 4)	403,651	421,274
Prepaid expenses	200,650	178,715
Inventory (Note 2)	1,353,584	579,857
Total current assets	4,807,229	1,509,524

Non-current assets
Equipment (Note 5)	146,555	149,879
Intangible assets (Note 6)	3,683,079	6,188,060
Total non-current assets	3,829,634	6,337,939

TOTAL ASSETS	8,636,863	7,847,463

LIABILITIES AND SHAREHOLDERS’ EQUITY LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 7)	1,243,528	747,479
Other payables (Note 8)	230,174	772,078
Total current liabilities	1,473,702	1,519,557

Long-term liabilities
Deferred income tax liability (Note 14)	96,956	193,435
Total Long-term liabilities	96,956	193,435

TOTAL LIABILITIES	1,570,658	1,712,992

EQUITY
Share capital (Note 10)	15,210,041	10,551,142
Convertible debentures (Note 9)	1,025,595	-
Reserves (Note 10)	1,407,330	1,076,944
Deficit	(10,576,761)	(5,493,615)
TOTAL SHAREHOLDERS’ EQUITY	7,066,205	6,134,471

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,636,863	7,847,463

Nature of operations and going concern (Note 1)
Approved by the Board of Directors
“Evan Gappelberg” , Director	“Paul Duffy” , Director

The accompanying notes are an integral part of these consolidated financial statements.

NexTech AR Solutions Corp.

Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

	Seven months ended	Year ended
	December 31,	May 31,
	2019	2019
	$	$
Revenue	4,003,660	2,002,365
Cost of sales	(1,655,756)	(1,025,778)
Gross profit	2,347,904	976,587

Operating expenses
Sales and marketing	2,629,300	1,735,223
General and administrative	1,644,506	2,350,748
Research and development	997,540	1,315,772
Amortization (Note 6)	190,018	124,339
Depreciation (Note 5)	21,720	27,944
Impairment (Note 6)	2,207,750	194,444
Foreign exchange loss (gain)	43,489	(109,414)
Total operating expenses	7,734,323	5,639,056

Operating loss	(5,386,419)	(4,662,469)
Financing expense	7,194	21,051
Loss before income taxes	(5,393,613)	(4,683,520)
Deferred income tax recovery (Note 14)	96,479	15,971
Net loss	(5,297,134)	(4,667,549)

Other comprehensive income (loss)
Exchange differences on translating foreign operations	(146,447)	7,687
Total comprehensive loss	(5,443,581)	(4,659,862)

Loss per common share
Basic and diluted loss per common share	(0.10)	(0.11)
Weighted average number of common shares outstanding	58,290,845	44,443,149

The accompanying notes are an integral part of these consolidated financial statements.

NexTech AR Solutions Corp.

Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian dollars)

	Number of	Share	Equity portion of convertible
	shares	capital	debenture	Reserves	Deficit	Total
		$	$	$	$	$

Balance as at May 31, 2018	37,537,872	5,375,398	44,324	-	(826,066)	4,593,656
Capital contribution	-	-	-	318,375	-	318,375
Conversion of convertible debentures	5,000,000	280,994	(44,324)	-	-	236,670
Acquisition of AR Ecommerce LLC	2,000,000	1,620,000	-	-	-	1,620,000
Acquisition of intangible assets	300,000	114,000	-	-	-	114,000
Partial escrow cancellation	(400,000)	-	-	-	-	-
Shares issued for exercise of warrants	9,311,500	3,080,750	-	-	-	3,080,750
Shares released from escrow for services	-	80,000	-	-	-	80,000
Stock-based compensation	-	-	-	750,882	-	750,882
Net loss	-	-	-	-	(4,667,549)	(4,667,549)
Translation of foreign operations	-	-	-	7,687	-	7,687

Balance as at May 31, 2019	53,749,372	10,551,142	-	1,076,944	(5,493,615)	6,134,471
Partial escrow cancellation	(785,000)	-	-	-	-	-
Private placements	6,942,965	4,765,779	-	-	-	4,765,779
Share issue costs	-	(503,909)	-	339,768	-	(164,141)
Convertible debentures	-	-	1,025,595	-	(40,095)	985,500
Shares issued for services	76,913	62,999	-	-	-	62,999
Shares issued for acquisition payable	100,000	66,630	-	-	-	66,630
Shares issued for exercise of warrants	335,000	244,500	-	-	-	244,500
Shares issued for exercise of options	90,000	22,900	-	-	-	22,900
Vested options forfeited	-	-	-	(254,083)	254,083	-
Stock-based compensation	-	-	-	391,148	-	391,148
Net loss	-	-	-	-	(5,297,134)	(5,297,134)
Translation of foreign operations	-	-	-	(146,447)	-	(146,447)
Balance as at December 31, 2019	60,509,250	15,210,041	1,025,595	1,407,330	(10,576,761)	7,066,205

The accompanying notes are an integral part of these consolidated financial statements.

NexTech AR Solutions Corp.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Seven months ended	Year ended
	December 31, 2019	May 31, 2019

OPERATING ACTIVITIES
Net loss	(5,297,134)	(4,667,549)

Items not affecting cash:
Amortization of intangible assets	190,018	124,339
Accretion expense	7,194	21,051
Deferred income tax recovery	(96,479)	(15,197)
Depreciation of property and equipment	21,720	27,944
Share-based payments	391,148	750,882
Shares issued for services	62,999	80,000
Write-off of intangible asset	2,207,750	194,444

Changes in non-cash working capital items
Receivables	17,623	(341,108)
Prepaid expenses	(22,798)	(115,408)
Inventory	(773,727)	(71,789)
Accounts payable and accrued liabilities	496,912	461,505
Net cash used in operating activities	(2,794,774)	(3,550,886)

INVESTING ACTIVITIES
Cash acquired on a business combination	-	128,670
Purchase of equipment	(18,639)	(127,124)
Acquisition of Infinite Pet Life	(434,005)	(1,760,294)
Acquisition of HootView	-	(85,664)
Net cash used in investing activities	(452,644)	(1,844,412)

FINANCING ACTIVITIES
Convertible debentures	985,500	-
Proceeds from the issue of shares, net of cash share issuance costs	4,601,638	3,080,750
Proceeds from exercise of options and warrants	267,400	-
Capital contribution	-	106,338
Net cash provided by financing activities	5,854,538	3,187,088

Foreign exchange	(87,454)	14,171
Net change in cash	2,519,666	(2,194,039)
Cash, beginning	329,678	2,523,717
Cash, ending	2,849,344	329,678

Supplemental disclosure with respect to cash flows (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

NexTech AR Solutions Corp. (the “Company” or “NexTech”) was incorporated in the province of British Columbia on January 12, 2018. The Company’s principal business activities are the acquisition and development of augmented reality technology for purposes of generating revenue from multiple sources including a platform for omni channel solutions for augmented reality, eCommerce, analytics and advertising. The Company’s shares are traded on the Canadian Securities Exchange under the trading symbol “NTAR”, in the United States of America on the OTCQB under the trading symbol “NEXCF”. The Company’s registered office is located at 1200- 750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to generate revenue to establish profitable operations and to obtain the necessary equity or debt financing to fund operations as required. These factors indicate the existence of a material uncertainty that casts significant doubt on the ability of the Company to continue as a going concern. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Basis of Presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These consolidated financial statements were authorized for issue by the Board of Directors on March 25, 2020.

Certain reclassifications have been made to the prior year’s financial statements to enhance comparability with the current year’s financial statements. As a result, certain line items have been amended in the statement of comprehensive loss, and the related notes to the financial statements. Comparative figures have been adjusted to conform to the current year’s presentation.

Change in year-end

The company elected to change its financial year-end from May 31 to December 31. As a result of the change, the current period presented is seven months ending December 31, 2019. As a result of this change, the amounts presented are not entirely comparable to the prior period for the year ended May 31, 2019.

Basis of Measurement

These financial statements have been prepared on a historical cost basis and have been prepared using the accrual basis of accounting except for cash flow information. They are presented in Canadian dollars (“CAD”), which is also the Company’s functional currency.

Basis of Consolidation

These consolidated financial statements include the financial statement of the Company and the entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances have been eliminated.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The Company’s wholly owned subsidiaries are NexTech AR Solutions USA LLC and AR Ecommerce LLC.

Foreign Currency Translation

The consolidated financial statements are presented in Canadian dollars, except when otherwise indicated. The functional currency of each entity is measured using the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian dollar.

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates. The functional currency for NexTech AR Solutions USA LLC and AR Ecommerce LLC is the United States dollar.

For the Company, transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the reporting date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of comprehensive loss. For the Company’s two US subsidiaries, all assets and liabilities are translated at the exchange rate on the reporting date. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains or losses are included as other comprehensive income in the statement of comprehensive loss.

Intangible Assets and Goodwill

Intangible assets are recognized and measured at cost. Intangible assets with finite useful lives are amortized using the straight-line method over the useful life of the asset. The Company conducts an annual assessment of the residual balances, useful lives and amortization methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively. The following table presents the Company’s assessment of the useful lives of intangible assets:

Website	10 years
Customer relationships	5 years
Supplier relationships	10 years
Trademarks	4 years

Goodwill represents the excess of the value of the consideration transferred over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit to which it relates.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If indicators exist, then the asset’s recoverable amount is estimated. The recoverable amounts of the following types of intangible assets are measured annually, whether or not there is any indication that it may be impaired:

●	an intangible asset with an indefinite useful life;

●	an intangible asset not yet available for use; and

●	goodwill recognized in a business combination.

The recoverable amount of an asset or cash-generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the statement of comprehensive loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of assets other than goodwill and intangible assets that have indefinite useful lives, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed in a subsequent period when there has been an increase in the recoverable amount of a previously impaired asset or CGU. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Financial Instruments

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value in other comprehensive income (“FVOCI”); or fair value in profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial liabilities, are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest and any transaction costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition. Other financial liabilities are de-recognized when the obligations are discharged, cancelled or expired. In cases where the fair value option is chosen for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

A single expected credit loss model is used for calculating impairment for financial assets, which is based on changes in credit quality since initial recognition.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the consolidated statements of net (loss) income, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Business combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued plus any liabilities incurred to the former owner. Assets acquired and liabilities assumed (including assets and liabilities of the acquiree not previously recognized) in the business combination are measured initially at fair values at the date of acquisition, irrespective of the extent of any minority interest. Goodwill is initially measured at cost being the excess of the purchase consideration of the business combination over the Company’s share in the net fair value of the acquiree’s identifiable assets and liabilities. If the purchase consideration is less than the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognized directly in profit or loss.

Convertible Debentures

The components of the compound financial instrument (convertible debenture) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. The conversion option that will be settled by the exchange of a fixed amount in cash for a fixed number of equity instruments of the Company is classified as an equity instrument. At the issue date, the liability component is recognized at fair value, which is estimated using the effective interest rate on the market for similar nonconvertible instruments. Subsequently, the liability component is measured at amortized cost using the effective interest rate until it is extinguished on conversion or maturity.

The value of the conversion option classified as equity is determined at the issue date, by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This amount is recognized in equity, net of tax effects, and is not revised subsequently. When the conversion option is exercised, the equity component of the convertible debentures will be transferred to share capital. No profit or gain is recognized to the conversion or expiration of the conversion option.

Transaction costs related to the issuance of the convertible debentures are allocated to the liability and equity components in proportion to the initial carrying amounts. Transaction costs related to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying value of the liability component and amortized over the estimated useful life of the debentures using the effective interest rate method.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost basis. The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory are written down to net realizable value. Inventory consists solely of finished goods.

Equipment

Equipment is stated at historical cost less accumulated amortization and accumulated impairment losses. Equipment is amortized on a straight-line basis over five years.

Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use, along with the future cost of dismantling and removing the asset. When parts of equipment have different useful lives, they are accounted for as separate items (major components) of equipment. The cost of major overhauls of parts of equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of equipment are recognized in profit or loss as incurred.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair value on the measurement date and classified as equity. The measurement date is defined the date at which the counterparty’s services are rendered or the Company obtains the goods.

The Company has adopted the residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares issued in private placements was determined to be the more easily measurable component and the shares were valued at the full unit value. No value was attributed to the warrants because the Company is newly incorporated, and its shares are not trading on any exchange. Transaction costs on the issuance of equity instruments for cash are recognized as a deduction from equity.

Share-Based Payment Transactions

The Company grants stock options to purchase common shares of the Company as well as equity instruments representing common shares to directors, officers, employees, and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee, including directors of the Company. The fair value of the stock options granted is measured at grant date and each tranche is recognized on a graded basis over the vesting period. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At the end of each reporting period, the amount recognized as an expense for unvested options is adjusted to reflect the number of the options that are expected to vest. If the options are forfeited subsequent to vesting or expire, the amount recorded to the reserves is transferred to deficit.

Revenue Recognition

Revenue is recognized upon transfer of control of products or services to customers at an amount that reflects the consideration the Company expects to receive in exchange for the products or services. The Company’s hosted software-as-a-service (“SaaS”) application, which allows customers to use hosted software over the contract period without taking possession of the software, is provided upon a subscription basis, and recognized rateably over the contract period, commencing on the date an executed contract exists and the customer has the right-to-use and access to the platform.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Revenue from services rendered for augmented reality is recognized as delivered to the customer.

The Company sells products through its retail store and has e-commerce sales through its website and other sales channels. Retail store sales are recognized at the point of sale, whereas e-commerce sales are recognized when the goods are shipped. Revenue excludes sales tax and is recorded net of discounts and an allowance for estimated returns unless the terms of the sale are final. A receivable is recognized when the goods are delivered as this is the point in time that the consideration is unconditional because only the passage of time is required before the payment is due.

The Company does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

Cost of Sales

Cost of sales includes the cost of inventory sold during the year, as well as provisions for reserves related to product shrinkage, obsolete inventory and lower of cost and net realizable value adjustments when required. For the seven months ended December 31, 2019, $1,655,756 (year ended May 31, 2019 - $868,379) of inventory was recognized in cost of sales.

Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to equity shareholders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted loss per share is calculated by adjusting the loss attributable to equity shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized, or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical Accounting Estimates

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

Carrying value and recoverability intangible assets

The Company has determined that intangible assets that are capitalized may have future economic benefits and may be economically recoverable. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market condition and useful lives of assets. The Company utilized the relief from royalty method to test impairment on licenses which utilizes projections that are inherently judgemental and subjective and future results may not be consistent with the amounts used in the impairment test.

Recovery of deferred tax assets

The Company estimates the expected manner and timing of the realization or settlement of the carrying value of its assets and liabilities and applies the tax rates that are enacted or substantively enacted on the estimated dates of realization or settlement. Any changes to the timing of the realization or settlement of these items could impact their value.

Share-based payments

Management is required to make a number of estimates when determining the fair value of the payments resulting from share-based transactions, including the forfeiture rate and expected life of the instruments.

Critical Accounting Judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include, but are not limited to:

Going concern

The Company may need to raise additional capital to continue as a going concern. Management believes that it can generate revenue from its technology assets and raise additional capital to fund its ongoing operations and accordingly these statements have been prepared on a going concern basis.

Business combinations

The determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or economic benefits.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

The Company considered the applicability of IFRS 3 – Business Combination (“IFRS 3”) with respect to the acquisitions (Note 3). IFRS 3 defines a business as having a system where inputs enter a process to produce outputs.

Research and development costs

Research costs are recognized as an expense when incurred but development costs may be capitalized as intangible assets if certain conditions are met as described in IAS 38, Intangible Assets. Management has determined that development costs do not meet the conditions for capitalization under IAS 38 and all research and development costs have been expensed.

Accounting pronouncements

On June 1, 2019, the Company adopted IFRS 16 – Leases. This standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 eliminates the classification of leases as either operating or finance leases, for a lessee. Instead, all leases are treated in a similar way to finance leases applied in IAS 7. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases of twelve months or less and low value leases.

The Company applied IFRS 16 using the modified retrospective method. Under this method, financial information will not be restated and will continue to be reported under the accounting standards in effect for those periods. The Company will recognize lease liabilities related to its lease commitments for its office leases. The lease liabilities will be measured at the present value of the remaining lease payments, discounted using the Company’s estimated incremental borrowing rate as at June 1, 2019, the date of initial application, resulting in no adjustment to the opening balance sheet. The associated right-of-use assets will be measured at the lease liabilities amount. The Company has implemented the following accounting policy as of June 1, 2019, under IFRS 16.

At inception of a contract, the Company assesses whether a contract is or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company determines whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

As lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION (continued)

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

●	Fixed payments, including in-substance fixed payments, less any lease incentives receivable;

●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be payable under a residual value guarantee;

●	exercise prices of purchase options if the Company is reasonably certain to exercise the option; and

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is measured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are charged directly to profit or loss on a straight-line basis over the lease term.

3.	ACQUISITIONS

Acquisition of AR Ecommerce LLC

On January 7, 2019, the Company acquired a 100% interest of AR Ecommerce LLC from its CEO and COO who each held a 50% interest. NexTech issued 1,000,000 common shares to each officer with a total fair value of $1,620,000 (Note 10). On October 31, 2018, AR Ecommerce LLC purchased the assets of an internet-related business, Vacuum Cleaner Market. Vacuum Cleaner Market is a vacuum cleaner retailer focused on high-end residential vacuums, supplies, and parts through their retail location and online sales channels.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

3.	ACQUISITIONS (continued)

At the time of the acquisition, the Company determined that AR Ecommerce LLC constituted a business as defined under IFRS 3, Business Combinations, and accounted for it as such. The Company has recognized the identifiable assets and liabilities acquired at their estimated acquisition date fair values. Fair values were determined based on discounted cash flows.

The purchase price allocation (“PPA”) is as follows:

Purchase Price
Common shares issued to acquire AR Ecommerce LLC	2,000,000
Share price	$0.81
Total	$1,620,000

Value of Tangible Assets less Liabilities
Cash	$128,670
Accounts receivable	65,841
Inventory	303,235
Equipment	9,335
Accounts payable and accrued liabilities	(337,117)
Other payables	(11,474)
Deferred tax liability	(206,617)
(48,127)
Valuation of Identified Intangible Assets
Supplier Relationship	329,675
Trademark	408,772
738,447
Goodwill	929,680
Reconciliation to Purchase Price	$1,620,000

The Company estimated the fair value of AR Ecommerce LLC’s supplier relationships and trademark/domain name based on an excess earnings cash flow model using a discount rate of 20% per annum. Furthermore, the excess of the consideration paid over the fair value of the identifiable assets (liabilities) acquired were recognized as goodwill, which primarily consisted of the assembled workforce.

Acquisition of HootView

On February 6, 2019, the Company acquired 100% of HootView.com (the “HootView”) for CDN$85,664 (US$65,000). HootView provides 3D and 360-degree product photography, in conjunction with spin and zoom technology to online retailers through their website.

At the time of the acquisition, the Company determined that HootView does not constitute as a business as defined under IFRS 3, Business Combinations, and accounted for it as an asset acquisition. The Company has recognized the identifiable assets and liabilities acquired at their estimated acquisition date fair values. The domain name was recorded as an intangible asset with a fair value of $85,664.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

3.	ACQUISITIONS (continued)

Acquisition of Infinite Pet Life:

On April 10, 2019, the Company purchased a web site called Infinite Pet Life for US$1,926,662 on the following terms:

-	US$1,200,000 (CAD $1,604,364) was paid in cash on closing;

-	US$726,662 in deferred payments over six equal monthly instalments of US$121,110 on the 10th of each month from May to October 2019.

Infinite Pet Life sells health supplements for animals through online sales channels. At the time of the acquisition, the Company determined that Infinite Pet Life constituted a business as defined under IFRS 3, Business Combinations, and accounted for it as such. The Company has recognized the identifiable assets and liabilities acquired at their estimated acquisition date fair values.

The PPA is as follows. The PPA determined at the Acquisition date is preliminary and subject to change up to a period of one year from the Acquisition date upon finalization of fair value determination.

Purchase Price
Cash paid on closing date	$1,604,364
Purchase price installments payable	914,282
Total	$2,518,646

Valuation of Identified Intangible Assets
Inventory	$209,455
Customer Relationship	250,037
Trademark	661,484
Total	1,120,976
Goodwill	1,397,670
Reconciliation to Purchase Price	$2,518,646

The Company estimated the fair value of Infinite Pet Life’s customer relationships and trademark/domain name based on an excess earnings cash flow model using a discount rate of 20% per annum. Furthermore, the excess of the consideration paid over the fair value of the identifiable assets were recognized as goodwill, which primarily consisted of the assembled workforce.

4.	RECEIVABLES

	December 31, 2019	May 31, 2019
Trade receivables	$319,972	$308,842
GST receivable	83,679	112,432
Receivables	$403,651	$421,274

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

5.	EQUIPMENT

	Trade show equipment	Office equipment	Total
Costs
As at May 31, 2018	$16,440	$25,472	$41,912
Additions	-	127,124	127,124
Acquired through a business combination	-	9,335	9,335
May 31, 2019	16,440	161,931	178,371
Additions	-	18,639	18,639
Foreign exchange	-	(486)	(486)
December 31, 2019	16,440	180,084	196,524

Accumulated depreciation
As at May 31, 2018	548	-	548
Additions	3,288	24,656	27,944
May 31, 2019	3,836	24,656	28,492
Additions	1,919	19,801	21,720
December 31, 2019	5,755	44,457	50,212

Net book value
May 31, 2019	$12,604	$137,275	$149,879
December 31, 2019	$10,685	$135,870	$146,555

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

6.	INTANGIBLE ASSETS

The following table summarizes the continuity of the Company’s intangible assets:

		App		Customer	Supplier
	Licenses	portfolio	Websites	relationship	relationship	Trademark	Goodwill	Total
	$	$	$	$	$	$	$	$
Costs
As at May 31, 2018	2,093,750	250,000	-	-	-	-	-	2,343,750
Additions	114,000	-	85,664	250,037	329,675	1,070,256	2,327,350	4,176,982
Impairment	-	(250,000)	-	-	-	-	-	(250,000)
May 31, 2019	2,207,750	-	85,664	250,037	329,675	1,070,256	2,327,350	6,270,732
Impairment	(2,207,750)	-	-	-	-	-	-	(2,207,750)
Foreign exchange	-	-	-	(6,342)	(8,603)	(27,444)	(64,823)	(107,212)
December 31, 2019	-	-	85,664	243,695	321,072	1,042,812	2,262,527	3,955,770

Accumulated depreciation
As at May 31, 2018	-	13,889	-	-	-	-	-	13,889
Additions	-	41,667	2,677	3,480	13,050	63,465	-	124,339
Impairment	-	(55,556)	-	-	-	-	-	(55,556)
May 31, 2019	-	-	2,677	3,480	13,050	63,465	-	82,672
Additions	-	-	4,997	14,216	18,729	152,077	-	190,019
December 31, 2019	-	-	7,674	17,696	31,779	215,542	-	272,691

Net book value
May 31, 2019	2,207,750	-	82,987	246,557	316,625	1,006,791	2,327,350	6,188,060
December 31, 2019	-	-	77,990	225,999	289,293	827,270	2,262,527	3,683,079

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

6.	INTANGIBLE ASSETS (continued)

Licenses

On December 3, 2018, the Company acquired a license for an on-line learning technology, edCetra, from its COO by issuing 300,000 common shares with a fair value of $114,000 (Note 10). edCetra is a part of the Company’s augmented reality platform. The transaction was an asset acquisition and the license has been recorded as an intangible asset.

On March 20, 2018, the Company issued 12,000,000 shares with a fair value of $1,150,000 to acquire a license for patented technology. The Company purchased the license to use it as a platform for generating revenue. The license was acquired from Future Farm Technologies Inc. (“Future Farm”). Future Farm is a related party as it has directors in common and as a part of this transaction became a major shareholder. Future Farm had originally acquired the license for $1,150,000. As no considerable work had been performed or events had occurred since the acquisition by Future Farm, the fair value was determined to approximate the original purchase price. Additionally, in relation to the license, during the year ended May 31, 2018, the Company issued 3,775,000 shares valued at $943,750 to satisfy an existing commitment between Future Farm and the original vendor.

During the seven months ended December 31, 2019, management decided to impair the licenses as the Company is taking a new direction with respect to its technology stack in Augmented Reality. As at December 31, 2019, the Company recognized an impairment charge of $2,207,750.

App portfolio

On March 20, 2018, the Company issued 1,000,000 common shares with a fair value of $250,000 to acquire an application (“App”) portfolio from Future Farm (Note 10). The App portfolio generates revenue from sales and advertising. During the year-ended May 31, 2019, the Company decided not to continue investing in the required development of the asset; therefore, the Company recognized an impairment charge of $194,444.

Customer relationship

On April 10, 2019, the Company acquired 100% interest in Infinite Pet Life which included customer relationships with a fair value of $250,037 (Note 3).

Supplier relationship

On January 7, 2019, the Company acquired a 100% interest in AR Ecommerce LLC, consisting of supplier relationships with a fair value of $329,675 (Note 3).

Trademarks

The acquisitions of AR Ecommerce LLC and Infinite Pet life also consisted of trademarks with fair values of $408,772 and $661,484 respectively (Note 3).

Website

On February 6, 2019, the Company acquired 100% of HootView for US$65,000 ($85,664), which included a domain name (Note 3).

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

6.	INTANGIBLE ASSETS (continued)

Goodwill

In January 2019, the Company acquired a 100% interest in AR Ecommerce LLC, which included goodwill, valued at $929,680, at the time of acquisition (Note 3). In April 2019, the Company acquired a 100% interest Infinite Pet Life, which included goodwill, valued at $1,397,670, at the time of acquisition (Note 3). During the year ended May 31, 2019, the Company recognized a currency translation adjustment of $7,687 (2018 - $Nil). The Company estimated the recoverable amount based on the value-in-use method of the group of cash-generating units that both of the acquired businesses contribute to was higher than the carrying value at December 31, 2019.

The key assumptions used in the calculations of the recoverable amounts include sales growth per year, changes in cost of sales and capital expenditures based on internal forecasts. Cash flows were projected out 5 years and a terminal value was calculated using a long-term steady growth of 5%. An after-tax discount rate of 20% was used.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2019	May 31, 2019
Accounts payable	$1,149,901	$534,217
Accrued liabilities	93,627	213,262
	$1,243,528	$747,479

8.	OTHER PAYABLES

The Company owed deferred payments of $230,174 to the former owners of Infinite Pet Life as at December 31, 2019 (2019 - $772,078). In June 2019, the Company issued 100,000 common shares with a fair value of US$50,000 ($66,630) as partial settlement of this debt in addition to a regular instalment payment of US$121,110 (Note 10). Due to issuance of the common shares, the remaining instalment payments were reduced to US$108,611 from US$121,110 per month. The company paid two instalments of this amount through July and August 2019. In September, the Company renegotiated the repayment terms of its remaining instalment payments owed. The Company will pay US$20,000 per month, on the 10th of each month from September 2019 through May 2020 and make one final payment of US$37,220 in June 2020. The company made payments under these new terms in September and October of 2019 with November and December installments paid in January of 2020.

The continuity of the other payables is as follows:

	December 31,	May 31,
	2019	2019
Opening	$772,078	$-
Assumed through a business combination	-	914,282
Monthly installments	(434,005)	(160,552)
Accretion expense	7,194	2,690
Issuance of common shares	(66,630)	-
Foreign exchange	(48,463)	15,658
Ending	$230,174	$772,078

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

9.	CONVERTIBLE DEBENTURES

On July 19, 2019, NexTech issued $985,500 of convertible debentures with an effective interest rate of 9%, which mature thirty-six months from the issuance date. The principal will be repaid in twelve equal instalments and each payment will include interest payable up to the date of repayment. Notwithstanding the foregoing, the first payment will be made six months after the issuance date. The Company, at its discretion, has the option to pay the amount due at each payment date in cash or common shares based on a fixed conversion price of $0.60 per share. The Company has treated these convertible debentures as equity on its statement of financial position. The balance reported as at December 31, 2019 comprises the principal amount of $985,500 plus accrued interest of $40,095 for a total of $1,025,595.

10.	SHARE CAPITAL Authorized

As at December 31, 2019 the authorized share capital of the Company was an unlimited number of common shares.

Share Capital

During the period ended December 31, 2019, the Company had the following share capital transactions:

●	Issued 1,006,666 units for gross proceeds of $604,000, of which 411,666 units were issued to related parties. Each unit consists of one share and one-half warrant. Each warrant is exercisable at $0.70 per share for a period of 2 years from issuance;

●	Issued 1,936,299 units for gross proceeds of $1,161,779, of which 227,916 units were issued to related parties. Each unit consists of one share and one-half warrant. Each warrant is exercisable at $0.75 per share for a period of 2 years from issuance. In relation, the Company issued 3,371 broker warrants, with the same terms as the private placement warrants. The fair value of the broker warrants is $1,274 using Black Scholes Option Pricing Model;

●	Issued 4,000,000 units for gross proceeds of $3,000,000, of which 13,333 units were issued to related parties. Each unit consists of one share and one warrant. Each warrant is exercisable at $0.93 per share for a period of 2 years from issuance. In relation, the Company incurred $164,141 as share issue costs and issued 184,987 broker warrants, with the same terms as the private placement warrants. The fair value of the broker warrants is $338,494 using Black Scholes Option Pricing Model;

●	cancelled 785,000 shares held in escrow for future services, as it was determined that related services were note performed;

●	issued 76,913 shares (with a fair value of $62,999) for services;

●	issued 100,000 shares (with a fair value of $66,630) as partial settlement of other payables (Note 8);

●	issued 90,000 shares for the exercise of options; and

●	issued 335,000 shares for the exercise of warrants.

During the period ended May 31, 2019, the Company had the following share capital transactions:

●	issued 5,000,000 shares with a value of $280,994 upon the exercise of convertible debentures;

●	issued 9,311,500 shares for proceeds of $3,080,750 upon the conversions of share purchase warrants;

●	issued 2,000,000 shares valued at $1,620,000 for the acquisition of AR Ecommerce LLC (Note 3);

●	issued 300,000 shares valued at $114,000 for the acquisition of the edCetra license (Note 6);

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

10.	SHARE CAPITAL (continued)

●	The founders contributed $318,375 to reserve with respect to a listing requirement by the Canadian Securities Exchange; and

●	cancelled 400,000 shares pertaining to the acquisition of an augmented reality license.

Share purchase warants

	Number	Weighted Average Exercise Price
Balance, as at May 31, 2018	16,213,600	$0.36
Expired	(6,902,100)	(0.50)
Exercised	(9,311,500)	(0.26)
Balance, as at May 31, 2019	-	$-
Granted	7,302,340	0.83
Exercised	(335,000)	0.73
Balance, as at December 31, 2019	6,967,340	$0.83

The weighted average remaining life on the warrants is 1.79 years. The broker warrants have been valued at an aggregate $339,768 using the Black-Scholes option pricing model with the following assumptions:

Seven months ended
Weighted average	December 31, 2019
Risk free interest rate	1.58%
Expected life of warrants in years	2 years
Expected dividend yield	0%
Expected stock option volatility	103%
Fair value per warrant	$0.52

Stock options

		Weighted Average
	Number	Exercise Price
Balance, as at May 31, 2018	-	$-
Granted	5,374,000	0.11
Cancelled	(100,000)	(0.29)
Balance, as at May 31, 2019	5,274,000	$0.36
Granted	1,780,000	0.77
Cancelled	(2,495,000)	(0.37)
Exercised	(90,000)	(0.25)
Balance, as at December 31, 2019	4,469,000	$0.52

The weighted average remaining life of the outstanding stock options is 2.18 years.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

10.	SHARE CAPITAL (continued)

Stock-based compensation was recognized using the graded vesting method over the vesting period of each tranche. The fair value of all options granted is estimated on the grant date using the Black-Scholes option pricing model.

The weighted average assumptions used in calculating the fair values are as follows:

Weighted average	Seven months ended December 31, 2019	Year ended May 31, 2019
Risk free interest rate	2.05%	2.17%
Expected life of options in years	2.83 years	3 years
Expected dividend yield	0%	0%
Expected stock option volatility	140%	150%
Fair value per option	$0.33	$0.28

Date Granted	Expiry Date	Exercise Price	Number Outstanding	Number Exercisable
November 1, 2018	November 1, 2021	$0.29	1,930,000	1,340,000
November 2, 2018	November 2, 2021	$0.25	180,000	-
January 4, 2019	January 4, 2022	$0.71	100,000	100,000
February 15, 2019	February 15, 2022	$0.56	50,000	50,000
March 28, 2019	September 28, 2021	$0.60	135,000	-
March 28, 2019	March 28, 2022	$0.60	500,000	45,000
April 17, 2019	April 17, 2022	$0.78	150,000	16,666
May 9, 2019	May 9, 2022	$0.72	39,000	13,000
June 14, 2019	June 14, 2022	$0.65	160,000	53,334
July 12, 2019	July 12, 2022	$0.60	50,000	-
August 19, 2019	August 19, 2022	$0.75	125,000	-
October 10, 2019	October 10, 2022	$0.84	1,050,000	50,000
Total			4,469,000	1,668,000

On December 5, 2019, the company entered share-based payment arrangements with consultants for services. The weighted average grant date fair value of the equity instruments granted during the year ended December 31, 2019 was $0.80. The arrangement dictates that the instruments are vested as services are delivered by the consultants.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

10.	SHARE CAPITAL (continued)

The following table presents the share-based payments expense by function:

	Seven months ended	Year ended
	December 31,	May 31,
	2019	2019
General and adminstrative	$94,088	$290,431
Research and development	276,089	453,086
Sales and marketing	20,971	7,365
	$391,148	$750,882

11.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company entered into a number of transactions with key management personnel. The Company considers the executive officers and directors as the key management of the Company. The remuneration of key management personnel includes those persons having the authority and responsibility for the planning, directing and controlling of the activities of the Company are as follows:

	Seven months ended	Year ended
	December 31,	May 31,
	2019	2019
Remuneration for services	$478,699	$738,745
Share-based payments	120,546	505,153
	$599,245	$1,243,898

Amounts due to and from related parties as at December 31, 2019 and May 31, 2019 are as follows:

Related party liabilities	December 31, 2019	May 31, 2019
Key management personnel	$143,727	$150,798

The amounts owing to the related parties as described above are non-secured, non-interest bearing, with no specific terms of repayment. During the period ended December 31, 2019, the company issued $627,000 of convertible debentures to the CEO (Note 9).

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

11.	FINANCIAL AND CAPITAL RISK MANAGEMENT

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks, which include credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises from cash as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits and receivables. The Company’s cash deposits are primarily held with a Canadian chartered bank and receivables are due from the distributors of the company’s products and customers.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s main source of cash resources is through equity financings and from convertible debentures. The Company’s financial obligations are limited to its current liabilities which have contractual maturities of less than one year. The Company manages liquidity risk as part of its overall “Management of Capital” as described below.

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and a portion of the Company’s expenses are incurred in U.S. dollars (“USD”). A significant change in the currency exchange rates between the Canadian dollar relative to the USD could affect the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. As at December 31, 2019, the Company is exposed to currency risk through cash, accounts receivable and accounts payable denominated in USD. A 10% change in exchange rate could increase/decrease the Company’s net loss by $1,978.

Interest Rate Risk

The interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The company is not exposed to significant cash flow fluctuations due to interest rate changes. As such, fluctuations in the market interest rates during the seven months ended December 31, 2019 and the year ended May 31, 2019 had no significant impact on the Company’s financing expense.

Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of its technologies. The Company relies mainly on equity issuances to raise new capital. In the management of capital, the Company includes the components of equity. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without penalty. The Company is not subject to any externally imposed capital requirements. Management believes that the Company may have to raise additional capital to sustain its operations for the next twelve months.

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

12.	FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

Fair Values

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Financial instruments are initially recognized at fair value with subsequent measurement depending on classification as described below. Classification of financial instruments depends on the purpose for which the financial instruments were acquired or issued, their characteristics, and the Company’s designation of such instruments. As at December 31, 2019, the Company’s financial instruments were classified as at amortized at cost. The carrying values of cash, receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

For the seven months ended December 31, 2019, incurred the following non-cash investing and financing transactions:

●	issued 100,000 shares (with a fair value of $66,630) as partial settlement of other payables (Note 10); and

●	$254,083 reclassified from reserves to deficit for forfeiture of vested options.

For the year ended May 31, 2019, incurred the following non-cash investing and financing transactions:

●	5,000,000 common shares issued upon the conversion of the convertible debentures;

●	2,000,000 common shares issued valued at $1,620,000 for the acquisition of AR Ecomm;

●	300,000 common shares issued valued at $114,000 for the acquisition of edCetra, a web-based learning platform; and

●	$212,037 of accrued salaries and consulting expenses were applied to the capital contribution (Note 10).

14.	INCOME TAXES

A reconciliation between the Company’s income tax provision computed at statutory rates to the reported income tax provision is as follows:

	Seven months ended	Year ended
	December 31, 2019	May 31, 2019
	$	$
Loss for the year before income taxes	(5,393,613)	(4,667,549)
Expected income tax recovery	(1,456,276)	(1,260,238)
Share issuance costs	(91,737)	-
Items not deductible for tax purposes	64,356	218,082
Income tax benefit not recognized	1,387,178	1,026,185
Income tax recovery	(96,479)	(15,971)

NexTech AR Solutions Corp.

Notes to the Consolidated Financial Statements

For the seven month period ended December 31, 2019 and year ended May 31, 2019
(Expressed in Canadian dollars)

14.	INCOME TAXES (continued)

The significant component of the Company’s net deferred tax assets and liabilities are as follows:

	Seven months ended December 31, 2019	Year ended May 31, 2019
Deferred tax assets
Equipment	2,175	7,846
Share issue costs	130,818	57,428
Non capital loss carry forward	2,489,456	1,304,852
	2,622,449	1,370,127
Unrecognized deferred tax assets	(2,235,257)	(1,216,963)
Deferred tax assets	387,192	153,163

Deferred tax liabilities
Intangible assets	(484,148)	(346,598)
Net deferred tax liability	(96,956)	(193,435)

Deferred income tax assets are only recognized to the extent that the realization of tax benefits is determined to be probable. The Company has not recognized the benefits of the following deductible temporary differences:

	Seven months ended	Year ended
	December 31, 2019	May 31, 2019
	$	$
Non capital loss carry forward	7,781,753	4,081,003
Financing costs and other	496,519	425,915
	8,278,273	4,506,918

As at December 31, 2019, the Company has an estimated non-capital loss for Canadian income tax purposes of approximately $8,832,000 and $230,000 for US income tax purposes that may be carried forward to reduce taxable income derived from future years. These losses expire in 2038 - 2039.